UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MIDWEST HOLDING INC.

(Name of Issuer)

Voting Common Stock, $0.001 par value per share

(Title of Class of Securities)

59833J107

(CUSIP Number)

A. Michael Salem

Xenith Holdings LLC

c/o Vespoint LLC

1075 Old Post Road

Bedford, New York 10506

(914) 205-3039

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSONS Vespoint LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,996,264[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,996,264

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,996,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.69%
14	TYPE OF REPORTING PERSON OO (limited liability company)

[1]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from members of Xenith.
[2]	Consists of 1,500,000 shares of Series C Preferred Stock convertible into 72,854,474 shares of Common Stock and $600,000 of notes convertible into 29,141,790 shares of Common Stock. See Item 3.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSON Xenith Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,996,264[4]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,996,264

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,996,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.69%
14	TYPE OF REPORTING PERSON OO (limited liability company)

[3]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from members of Xenith.
[4]	Consists of 1,500,000 shares of Series C Preferred Stock convertible into 72,854,474 shares of Common Stock and $600,000 of notes convertible into 29,141,790 shares of Common Stock. See Item 3.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSON A. Michael Salem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO5
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,996,264[6]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,996,264

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,996,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.69%
14	TYPE OF REPORTING PERSON IN

[5]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from members of Xenith.
[6]	Consists of 1,500,000 shares of Series C Preferred Stock convertible into 72,854,474 shares of Common Stock and $600,000 of notes convertible into 29,141,790 shares of Common Stock. See Item 3.

CUSIP No. 59833J107

1	NAME OF REPORTING PERSON Michael W. Minnich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO7
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 101,996,264[8]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 101,996,264

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,996,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.69%
14	TYPE OF REPORTING PERSON IN

[7]	The securities over which the Reporting Persons have shared voting and dispositive power were purchased using investment funds from members of Xenith.
[8]	Consists of 1,500,000 shares of Series C Preferred Stock convertible into 72,854,474 shares of Common Stock and $600,000 of notes convertible into 29,141,790 shares of Common Stock. See Item 3.

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Voting Common Stock, $0.001 par value per share (the “Common Stock”) of Midwest Holding Inc., a Nebraska corporation (the “Issuer” or “Midwest”). The principal executive offices of the Issuer are located at 2900 South 70th Street, Suite 400 Lincoln, Nebraska 68506.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (b) and (c). This statement is filed jointly by Xenith Holdings LLC (“Xenith”), Vespoint LLC (“Vespoint”), A. Michael Salem (“Salem”) and Michael W. Minnich (“Minnich”) (collectively, the “Reporting Persons”). Vespoint is the managing member of Xenith and Salem and Minnich are Co-Chief Executive Officers of Vespoint.

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship
Xenith Holdings LLC	c/o Vespoint LLC 1075 Old Post Road Bedford, NY 10506	Holding investments in a variety of companies	Delaware
Vespoint LLC	1075 Old Post Road Bedford, NY 10506	Manager of holdings of investments in a variety of companies	Delaware
A. Michael Salem	1075 Old Post Road Bedford, NY 10506	Co-Chief Executive Officer of Vespoint LLC, the principal business of which is managing holdings of investments in a variety of companies	United States of America
Michael W. Minnich	1075 Old Post Road Bedford, NY 10506	Co-Chief Executive Officer of Vespoint LLC, the principal business of which is managing holdings of investments in a variety of companies	United States of America

The filing of this statement shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act or otherwise, the beneficial owner of any Common Stock covered by this statement.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See (a) above.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 9, 2018, Midwest entered into a Loan, Convertible Preferred Stock and Convertible Senior Secured Note Purchase Agreement (the “Agreement”) with Xenith, a non-affiliated third party. All conditions to consummation of the Agreement, including approval of the transactions contemplated therein by the State of Nebraska Department of Insurance, were subsequently met and a closing was held pursuant to the Agreement on June 28, 2018 (the “Closing”).

At Closing, Xenith loaned a total of $600,000 to Midwest, repayable upon maturity in 10 years with cash interest of 4% per annum payable quarterly and accrued interest of another 4% per annum payable upon maturity. The loans were made under two notes of $500,000 and $100,000, respectively. The first $500,000 note is convertible, at Xenith’s election, into 24,284,825 shares of Midwest’s Common Stock which equates to approximately $0.02 per share. The remaining $100,000 note will also be convertible at the same rate into 4,856,965 shares of Midwest’s Common Stock if Midwest has adequate authorized Common Stock available which will require an amendment to its Articles of Incorporation under a proxy statement to be filed with Securities and Exchange Commission (“SEC”). The Agreement further provides that Xenith, in its sole discretion, may loan up to an additional $22,900,000 to Midwest. Any loans made by Xenith under this election (“Subsequent Loans”) will also be convertible into Midwest’s Common Stock at the rate of approximately $0.02 per share. The conversion of Subsequent Loans assumes that Midwest’s Articles of Incorporation are appropriately amended. This amendment will require approval of Midwest’s shareholders. The notes are secured under a Security Agreement which is collateralized by all of the issued and outstanding shares of Midwest’s wholly owned insurance subsidiary, American Life and Security Corp. (“American Life”). Xenith has the right to foreclose on the collateral if Midwest commits an event of default under the notes. Defaults include Midwest’s failure to pay interest or principal on the notes when due, failure to observe any material provision of the Agreement, misrepresentations under the Agreement or bankruptcy or insolvency proceedings involving Midwest.

At the Closing, Midwest sold 1,500,000 shares of newly created Class C Preferred Stock to Xenith for $1,500,000. The Class C Preferred Stock is convertible, at Xenith’s election, into 72,854,474 shares of Midwest’s Common Stock at approximately $0.02 per share.

In connection with the Closing, Midwest’s Board of Directors adopted an amendment to Midwest’s Amended and Restated Articles of Incorporation to authorize the issuance of the 1,500,000 shares of Class C Preferred Stock issued and sold to Xenith as described in Item 3. The newly issued Class C Preferred Stock has the following characteristics and effects on holders of Midwest’s currently outstanding shares of Common Stock:

(a)	Number: 1,500,000 shares.

(b)	Rank: Senior to the Common Stock on liquidation with a liquidation preference of $1.00 per share or $1,500,000 in the aggregate. Holders of Common Stock would share in the assets of Midwest on liquidation only after the liquidation preference of the Class C Preferred Stock is satisfied.

(c)	Dividends: Subject to the availability of funds, dividends at the annual rate of 8% of the liquidation preference of $1,500,000 are payable to Xenith; if not paid the dividends accrue. Holders of Common Stock receive dividends only if declared by Midwest’s Board of Directors and then only if funds are legally available therefore.

(d)	Redemption: At any time after June 28, 2025 and subject to Nebraska law, Xenith may require Midwest to redeem the shares of Class C Preferred Stock at the liquidation preference (plus accrued dividends) or fair market value, whichever is greater. If the shares are not redeemed for any reason, a default interest rate of 12% per year begins.

(e)	Conversion: The Class C Preferred Stock is convertible into Common Stock, at Xenith’s election, at the rate of approximately $0.02 per share or a total of 72,854,474 shares of Midwest Common Stock.

(f)	Voting: The Class C Preferred Stock votes with the Common Stock as a single class on an “as converted” basis.

(g)	Election of Directors: Holders of Class C Preferred Stock voting as a separate class are entitled to elect five of eight members of Midwest’s Board of Directors. Holders of Common Stock are entitled to elect the other three. However, Xenith has indicated that it does not intend to make any immediate management or Board of Directors changes at Midwest. It does however have the right and made changes to the Board of Directors and management of Midwest’s wholly owned insurance subsidiary American Life.

(h)	Protective Provisions: The Preferred Stock has several protections against Midwest taking action that would adversely affect the rights of holders of Class C Preferred Stock such as mergers, liquidation, dilutive stock issuances, among others.

Xenith funded the loan and the purchase of the Class C Preferred Stock from working capital, which funds were originally obtained through one or more private placements conducted by Xenith.

The notes evidencing the loans and the Class C Preferred Stock are referred to collectively herein as the “Securities.” The Securities are convertible into Common Stock at any time.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Securities pursuant to the Agreement. Xenith is currently playing, and currently intends to continue to play, a major role in the strategic direction of Midwest and American Life. Xenith also currently intends to maintain its position as the controlling stockholder of Midwest, although it is not required to do so. Salem has entered into an employment agreement with American Life as Chairman and Minnich has entered into an employment agreement with American Life as President. Salem and Minnich are each a Director of American Life.

Salem and Minnich have met with, currently meet with and currently intend to continue to meet with management and representatives of Midwest and American Life to discuss and determine, among other things, matters relating to the strategic direction and operations of Midwest and American Life.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in Midwest on a continuing basis and intend to continue to engage in discussions with management of Midwest and American Life, the Boards of Directors of Midwest and American Life, other shareholders of Midwest and other relevant parties concerning the business, operations, strategy and future plans of Midwest and American Life. Notwithstanding the foregoing or as discussed below, the Reporting Persons may determine, subject to the limitations in the Agreement and applicable law, to change its intent with respect to the Securities or the direction of Midwest or American Life at any time in the future. Depending on various factors including Midwest and American Life’s financial position and strategic direction, the condition, business, operations, assets, liabilities and prospects of Midwest and American Life, other developments concerning Midwest and American Life and the industry and markets in which it operates, changes or potential changes in laws and regulations, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors of Midwest, overall market conditions, general economic and industry conditions, investment opportunities available to the Reporting Persons, developments with respect to the businesses of the Reporting Persons, tax considerations, and the market price of the Common Stock, the Reporting Persons reserve the right (i) subject to limitations in the Agreement and applicable regulatory limitations, to acquire additional securities of Midwest, or to dispose of the Securities or Common Stock, from time to time, whether in the open market, in privately negotiated transactions, or in affiliate transactions, (ii) to dissolve and distribute some of or all of the Securities or Common Stock to its members, (iii) to cause Midwest, or American Life, to undertake any extraordinary corporate transaction such as a tender offer, a tender offer and follow on merger or merger, consolidation, reorganization or other business combination involving Midwest or American Life, (iv) change the present Board of Directors or management of Midwest or change the number or terms of Directors of Midwest or (iv) to take any other action similar to the foregoing.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in Midwest, including any or all of the actions set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, or acquire additional Securities or Common Stock or dispose of all the Securities or Common Stock beneficially owned by them, in public market or privately negotiated transactions.

The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto, assuming all of the Securities are converted into Common Stock. The Reporting Persons collectively own an aggregate of 101,996,264 shares of Common Stock, assuming all of the Securities are converted into Common Stock. All Securities which are convertible into shares of Common Stock reported on this Schedule 13D were purchased by Xenith.

(b) Number of shares as to which each Reporting Person has, assuming all of the Securities are converted into Common Stock:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.

All percentages set forth in this statement are based on 22,860,701 shares of Common Stock issued and outstanding as of May 1, 2018 as reported in the Issuer’s Form 10-Q for the period ended March 31, 2018.

(c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last 60 days are as follows:

There were no transactions in shares of Common Stock of the Issuer during the last 60 days and none of the Securities have been converted into shares of Common Stock during the last 60 days. Xenith acquired the Securities as described in Item 3 on June 28, 2018.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3, which is incorporated herein by reference, for a description of the contracts and agreements related to Xenith’s acquisition of the Securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii).

Exhibit B - Loan, Convertible Preferred Stock and Convertible Senior Secured Note Purchase Agreement dated as of May 9, 2018 by and between Midwest and Xenith

Exhibit C - Employment Agreement by and between Salem and American Life dated June 28, 2018

Exhibit D - Employment Agreement by and between Minnich and American Life dated June 28, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 12, 2018

XENITH HOLDINGS LLC

By:	Vespoint LLC, its managing member

	By:	/s/ A. Michael Salem
	Name:	A. Michael Salem
	Title:	Co-Chief Executive Officer

VESPOINT LLC

By:	/s/ A. Michael Salem
	Name:	A. Michael Salem
	Title:	Co-Chief Executive Officer

/s/ A. Michael Salem
A. Michael Salem

/s/ Michael W. Minnich
Michael W. Minnich